Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 10 DATED JANUARY 16, 2026

TO THE PROSPECTUS DATED APRIL 21, 2025

This Supplement No. 10 supplements, and should be read in conjunction with our prospectus dated April 21, 2025, Supplement No. 1 dated May 16, 2025, Supplement No. 2 dated June 20, 2025, Supplement No. 3 dated July 17, 2025, Supplement No. 4 dated August 18, 2025, Supplement No. 5 dated September 17, 2025, Supplement No. 6 dated October 16, 2025, Supplement No. 7 dated November 18, 2025, Supplement No. 8 dated December 17, 2025 and Supplement No. 9 dated January 9, 2026. Defined terms used in this Supplement No. 10 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of February 1, 2026;
•
to disclose the calculation of our December 31, 2025 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share and unit classes;
•
to update our portfolio disclosure; and
•
to provide an update on the status of our current public offering.

February 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2026 (and repurchases as of January 31, 2026) is as follows:

Transaction Price (per share)
Class S	$20.09
Class I	$20.10
Class T	$20.09
Class D	$20.10

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

December 31, 2025 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	December 31, 2025	November 30, 2025
Investment in real estate	$1,101,715,000	$1,092,375,000
Investments in real estate-related assets	8,450,460	8,390,881
Investment in Infrastructure Fund, at Fair Value	8,651,872	8,615,353
Cash and cash equivalents	31,693,570	26,591,025
Other assets	13,177,180	13,356,949
Debt obligations (at fair market value)	(564,704,349)	(561,883,122)
Due to related parties(1)	(16,791,129)	(17,523,567)
Accounts payable and other liabilities	(21,734,513)	(20,482,166)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(2)	(25,407)	(25,466)
Non-controlling interests in subsidiaries	(276,023,043)	(270,999,398)
Sponsor Support repayment / special unit holder interest in liquidation	—	—
Net Asset Value	$284,409,641	$278,415,489
Number of outstanding shares and OP units(3)	14,149,114	14,326,879

(1) Distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.

(2) The distribution fee that is payable as of December 31, 2025 related to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units is shown in the table below.

(3) Includes (i) Class AX, Class TX, Class IX, Class T, Class D, Class I, and Class S shares of common stock; (ii) Class I OP Units issued in connection with the exercise of fair market value options for CF WAG Portfolio; (iii) Class T and Class I OP Units issued in connection with the exercise of fair market value options for CF Summerfield and CF WAG MH Portfolio; and (iv) Class I OP Units issued in exchange for tendered interests in CF WAG Portfolio DST 10.

Due to rounding, numbers presented throughout this document may not add precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share/OP unit by class as of December 31, 2025.

NAV Per Share	AX, IX and I Common	TX Common	T Common	D Common	S Common	I OP Units	T OP Units	Total
Total Gross Assets at Fair Value	$770,237,036	$405,220	$104,234,654	$38,873,646	$447,082	$203,241,598	$46,248,846	$1,163,688,082
Distribution fees due and payable	—	(81)	(18,011)	(1,971)	(76)	—	(5,268)	(25,407)
Debt obligations (at fair market value)	(373,773,875)	(196,641)	(50,582,080)	(18,864,262)	(216,956)	(98,627,300)	(22,443,235)	(564,704,349)
Due to related parties	(11,113,932)	(5,847)	(1,504,026)	(560,917)	(6,451)	(2,932,621)	(667,335)	(16,791,129)
Accounts payable and other liabilities	(14,385,922)	(7,569)	(1,946,819)	(726,054)	(8,350)	(3,795,997)	(863,802)	(21,734,513)
Accrued performance participation allocation	—	—	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(182,697,731)	(96,115)	(24,724,123)	(9,220,703)	(106,046)	(48,208,248)	(10,970,077)	(276,023,043)
Monthly NAV	$188,265,576	$98,967	$25,459,595	$9,499,739	$109,203	$49,677,432	$11,299,129	$284,409,641
Number of outstanding shares/units	9,365,200	4,927	1,267,374	472,659	5,436	2,471,185	562,333	14,149,114
NAV per share/unit	$20.10	$20.09	$20.09	$20.10	$20.09	$20.10	$20.09

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	December 31, 2025
Stockholders’ equity under U.S. GAAP	$470,386,403
Adjustments:
Unrealized depreciation of real estate	(74,684,527)
Unrealized appreciation of real estate-related assets	3,221,751
Unrealized appreciation of infrastructure fund	—
Organization and offering costs	—
Acquisition costs	(8,780,913)
Deferred financing costs, net	(5,156,704)
Accrued distribution fee(1)	(81)
Accumulated depreciation and amortization	163,216,016
Fair value adjustment of debt obligations	36,035,922
Deferred rent receivable	(18,084,678)
Derivative assets, at fair value	(5,720,505)
Non-controlling interests in subsidiaries	(276,023,043)
NAV	$284,409,641

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.

The valuations of our real properties as of December 31, 2025 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Basis
Exit Capitalization Rate	6.6%	6.0%	5.6%	6.3%	6.2%
Residual Discount Rate	7.5%	7.1%	7.1%	7.3%	7.3%
Average Holding Period (Yrs)	8.7	8.5	10.0	10.0	8.8

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Values
Exit Capitalization Rate	0.25% Increase	-2.5%	-2.7%	-2.6%	-2.0%	-2.5%
	0.25% Decrease	2.6%	2.9%	2.9%	2.2%	2.8%
Discount Rates	0.25% Increase	-1.6%	-1.6%	-1.9%	-1.8%	-1.6%
	0.25% Decrease	1.6%	1.6%	1.9%	1.8%	1.7%

December 31, 2025 Portfolio

As of December 31, 2025, lease expirations related to our net lease portfolio of real estate assets (excluding the SF Property), based on each asset’s fair value used in determining our NAV, were as follows:

•2025 – 0.0%

•2026 – 0.0%

•2027 – 0.0%

•2028 – 12.1%

•2029 – 0.0%

•2030 – 0.0%

•2031 – 22.7%

•2032 – 35.5%

•2033 – 0.0%

•2034 – 0.0%

•After 2035 – 29.7%

As of December 31, 2025, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•Multifamily – 29.9%

•Single Tenant Office – 26.1%

•Single Tenant Industrial – 24.3%

•Single Tenant Necessity Retail – 16.8%

•Single Tenant Life Sciences – 1.4%

•Data Center– 1.5%

As of December 31, 2025, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•Ohio – 26.7%

•Maryland – 20.8%

•Texas – 15.1%

•California – 12.6%

•Wisconsin – 6.9%

•South Carolina – 5.4%

•Arizona – 5.0%

•Other – 7.5%

As of December 31, 2025, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•Common Equity – 100.0%

As of December 31, 2025, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up the majority of debt maturing in 2028, and has two one-year extension options), based on principal balances and adjusted for ownership percentage, was as follows:

•2025 – 0.0%

•2026 – 0.0%

•2027 – 0.0%

•2028 – 39.8%

•2029 – 0.0%

•2030 – 2.9%

•2031 – 39.9%

•2032 – 17.0%

•2033 – 0.4%

•2034 – 0.0%

•After 2035 – 0.0%

As of December 31, 2025, the weighted average lease term remaining of our portfolio of real estate assets (excluding multifamily and data center investments), based on each asset’s fair value used in determining our NAV, was 7.2 years.

As of December 31, 2025, the weighted average occupancy of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was 95.0%. For our industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of December 31, 2025, the total value of real estate assets (investment in real estate and investments in real estate-related assets) used in determining our NAV was $1.1 billion. The total value of real estate assets, as adjusted for ownership percentage amounts to $561 million.

As of December 31, 2025, we held $5.5 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $32.8 million available capacity to draw on our credit facility.

Status of Our Current Public Offerings

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of January 2, 2026, we have issued 9,656,909 shares of our common stock in the primary offering for total proceeds, net of redemptions, of $271.7 million and (ii) 1,475,201 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $ 34.6 million. As of December 31, 2025, our aggregate NAV was $284.4 million. On December 31, 2025, we repurchased 198,517 shares of common stock pursuant to our share repurchase program for aggregate consideration of $3.9 million, honoring 50.7% of redemption requests for the month of December 2025. We intend to continue selling shares on a monthly basis.